

December 14, 2010

Mark A. Libratore
President and Chief Executive Officer
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, FL 34997

>   **Re: Liberator Medical Holdings, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed December 10, 2010**
>   **File No. 000-05663**

Dear Mr. Libratore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02

1.   We note your disclosure that you intend to file amended Form 10-Qs for the interim periods ended December 31, 2009, March 31, 2010 and June 30, 2010 as soon as practicable. Please provide us with additional information so that we can understand the timing of when you anticipate filing the amended reports.

2.   Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your December 31, 2009, March 31, 2010 and June 30, 2010 Form 10-Qs regarding your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant